UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2017

BREWDOG USA INC.
(Exact name of registrant as specified in its charter)

Commission File Number: **024-10532**

Date of Qualification of Offering: **August 1, 2016**
Date of Commencement of Offering: **August 4, 2016**

Delaware
(State or other jurisdiction of
incorporation or organization)

47-3649817
(I.R.S. Employer Identification No.)

65 E State St, Suite 1800
Columbus, Oh 43215
(Address of principal executive offices)

614-400-3051
Issuer's telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Business

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. BrewDog has 78 full time employees and 25 part-time employees as of December 31, 2017. A taproom was opened at the brewing facility in Columbus in February 2017. BrewDog has plans to open two additional bars in Franklinton and the Short North in Columbus, Ohio, and both these venues will be operational by mid-2018.

BrewDog has not been subject to any bankruptcy, receivership or similar proceeding, any legal proceedings material to its business or financial condition, or any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations as of December 31, 2016 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626917000004/brewdogformonek.htm

A. Operating Results

Overview

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant establishments, which may have small brewing facilities on site that will operate under the name "BrewDog" and will sell BrewDog beer, along with food items.

Results of Operations

The year ended December 31, 2017

Revenue. Total revenue for the year ended December 31, 2017 was $4,943,261 primarily in drink and food sales from our Brewery Taproom as well as wholesale craft beer sales.

Cost of Sales. Cost of sales for the year ended December 31, 2017 were $6,872,939. Cost of sales for the period comprised of Brewery Taproom drink and food purchases and labor for preparing and serving this along Brewery raw material costs, packaging costs, manufacturing labor and overhead.

Administrative Expenses. Operating expenses for the year ended December 31, 2017 were $2,287,620. Operating expenses for the period were comprised of organization costs as well as

attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance.

Net Loss. Net loss for the year ended December 31, 2017 was $(6,996,555). This net loss was the result of attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance. Operating costs exceeded revenue because we did not have brewery sales until July 2017 and the Taproom costs include start up costs. We cannot assure when or if revenue will exceed operating costs.

B. Liquidity and Capital Resources

We had net cash of $577,908 at December 31, 2017.

During the year ended December 31, 2017, operating activities used $(2,329,572) primarily due net losses sustained during the start up phase.

Cash provided by financing activities relating to capital expenditures during the year ended December 31, 2017 was $15,236,498. Cash used by investing activities during the twelve months ending December 31, 2017 was $(12,467,815) related to advances from BrewDog plc and proceeds of the sale of stock. Since inception, our capital needs have primarily been met by BrewDog plc and the sale of stock.

C. Plan of Operations

Our plan of operation for the 12 months ended December 31, 2017 is as follows:

We have completed the construction of the brewery building in Columbus. We have begun brewing our craft beers and distributing our products throughout Ohio. We plan to begin distributing our products in other states before the end of 2018. We opened our first BrewDog Bar in the United States in early 2017 at the Columbus brewery. We plan to open two more BrewDog Bars in the United States in the six months to June 2018. We also started construction of our BrewDog Hotel to be located at the Columbus brewery. We plan to open the BrewDog Hotel in 2018. We have hired and plan to hire staff to run our business and to help us follow through on our business plans.

D. Trend Information

Based on the results in 2017, BrewDog believes there is a market for its products in North America. However, it is difficult to predict changing consumer preferences in craft beer. If we are unable to react to changing consumer preferences, our sales could decrease. Additionally, BrewDog sells its beer within a three-tier distribution system. BrewDog competes for a share of the distributor's attention, time and selling efforts. In retail establishments, BrewDog competes for shelf space and tap handle placement. Failure to maintain distributor's attention or retail space could cause sales to decrease. If the market price for hops, malt, barley or other brewing ingredients rises, BrewDog's product cost will rise and potentially threaten the Company's ability to meet demand.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

G. Revenue Recognition

Sales from the Brewery are recognized at the time when the product is shipped, and title has passed to the customer according to the shipping terms. Sales from the Brewery Taproom are recognized as revenue at the point of the delivery of meals and services. Company sales are presented net of sales tax.

H. Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 3. Directors and Officers

As of December 31, 2016, BrewDog USA Inc.'s officers and directors information is available for review here. Please see pages 49-50.

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogcpartiiandpartiii.htm

As of December 31, 2017, BrewDog USA Inc. had 78 full time employees and 25 part-time employees, one of which is an executive officer of one of the subsidiaries of the Company.

The directors, executive officers and significant employees of the Company as of December 31, 2017 are as follows:

Name	Position	Age	Term of Office	Approx.hours per week
Executive Officers:				
James Watt	President	35	4-22-15 to present	10
Alan Martin Dickie	Vice President	35	4-22-15 to present	10
Neil Simpson	Chief Financial Officer	47	4-22-15 to present	10
Directors				
James Watt	Chairman of Board of Directors	35	4-22-15 to present	N/A
Alan Martin Dickie	Director	35	4-22-15 to present	N/A
Neil Simpson	Director	47	4-22-15 to present	N/A

The directors of BrewDog USA Inc. are, at present, not compensated by the Company for their roles as directors. For the three present directors, only expenses are reimbursed for their participation on the board of directors. The Company may choose to compensate the present directors in the future, as well as compensate future directors, in the Company's discretion.

Executive Compensation

From its inception in April 2015 to the end of the past fiscal year, BrewDog USA Inc. paid no annualized salaries to its executive officers:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
James Watt	President	$ 0	$ 0	$ 0
Alan Martin Dickie	Vice President	$ 0	$ 0	$ 0
Neil Simpson	Chief Financial Officer	$ 0	$ 0	$ 0

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Board of Directors

Our board of directors currently consists of three directors. None of our directors are "independent" as defined in Rule 4200 of FINRA's listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so to date. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing for board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person's services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company's Bylaws, which are attached to the Offering Circular and available for review here and incorporated by reference:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogbylaws.htm

Item 4. Security Ownership of Management and Certain Securityholders

Information regarding security ownership of management and certain shareholders as of December 31, 2016 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626917000004/brewdogformonek.htm

The following table sets forth information regarding beneficial ownership of our Common Stock as of December 31, 2017. There is no beneficial ownership of our Common Stock by any of our directors or executive officers or by all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each Shareholder named in the following table possesses sole voting and investment power over their Shares of Common Stock.

BrewDog USA, Inc.				
	Common Stock			
	Shares Beneficially Owned Prior To Offering		Shares Beneficially Owned After Offering	
Name and Position of Beneficial Owner	**Number**	**Percent**	**Number**	**Percent**
BrewDog plc	6,315,789	100.00%	6,315,789	97.70%
New Shares issued in Offering	N/A	N/A	148,453	2.30%
Total Shares in Class	6,315,789	100.00%	6,464,242	100.00%
Total Overall Shares	6,315,789	100.00%	6,464,242	100.00%

Item 5. Interest of Management and Others in Certain Transactions

Information regarding interest of management and others in certain transactions as of December 31, 2016 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626917000004/brewdogformonek.htm

BrewDog plc, the Company's parent, has built a highly successful operation in the United Kingdom, with the same lines of business as BrewDog USA wishes to establish in the United States. As part of BrewDog plc's business, it previously established relationships with local beer and spirits distributors of BrewDog craft beers in the United States. BrewDog USA will therefore be able to draw upon such distribution relationships and BrewDog plc's expertise in launching the U.S. business.

In addition, BrewDog plc plans to enter into a license with BrewDog USA permitting the Company to use the intellectual property of BrewDog plc (including any trademarks) and any new marks created by BrewDog plc. It is anticipated that any new intellectual property will be owned by BrewDog plc, who will pay for the cost of clearing, registering and protecting any new intellectual property and will be licensed to BrewDog USA.

During the last fiscal year, the Company was a participant in transactions with BrewDog plc, its parent company, in which the amounts involved exceed the lesser of $120,000 and one percent of the average of the Company's total assets at year end for the last completed fiscal year. In these transactions, BrewDog plc charged management fees of $260,000, charged interest of $297,384 and made advances of $11,001,168 to the Company.

James Watt and Martin Dickie are stockholders, and are executive officers and directors of BrewDog plc. As a result, they both have an indirect interest in the above-referenced transactions, as well as any other transactions involving the Company. James Watt and Martin Dickie will also have an indirect interest in any future transactions between BrewDog plc and the Company due to their status as stockholders, executive officers and directors. There have been no transactions between BrewDog plc and the Company in which either James Watt or Martin Dickie received any extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class of stock owned by them as shareholders of BrewDog plc.

Item 6. Other Information

None.

Item 7. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF BREWDOG USA INC.	
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	5
CONSOLIDATED BALANCE SHEETS	6
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)	7
CONSOLIDATED STATEMENTS OF CASH FLOWS	8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	9

Item 8. Exhibits

Charters, including amendments, Bylaws, and material contracts previously filed with Form 1-A and available for review at:

Charters:
https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogcharter.htm

Bylaws:
https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogbylaws.htm

Material Contracts:
https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/
brewdogmaterialcontracts.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on April 27, 2018.

BREWDOG USA, INC.

By: /s/ Neil Simpson
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title
By: /s/ James Watt	Chief Executive Officer & Director BrewDog USA Inc. April 27, 2018
By: /s/ Neil Simpson	Chief Financial Officer & Director BrewDog USA Inc. April 27, 2018

CONSOLIDATED FINANCIAL STATEMENTS

BREWDOG USA INC.

YEAR ENDED DECEMBER 31, 2017 AND 2016
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........3
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS 5
CONSOLIDATED BALANCE SHEETS 6
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)........7
CONSOLIDATED STATEMENTS OF CASH FLOWS........8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of BrewDog USA Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BrewDog USA Inc. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2015.

Grandview Heights, Ohio

April 27, 2018

BREWDOG USA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	December 31, 2017	December 31, 2016
Revenue	$4,943,261	$ -
Cost of revenue	6,872,939	-
Operating loss	(1,929,678)	-
Costs and other expenses		
Administrative expenses	2,287,620	878,757
Interest expense	180,794	-
Depreciation	1,141,217	8,798
Loss before income tax expense	(5,539,309)	(887,555)
Income tax expense	1,457,246	–
Net comprehensive loss	$ (6,996,555)	$ (887,555)
Basic loss per share	$ (1.09)	$ (0.14)
Weighted Average basic common shares outstanding	6,421,202	6,325,377

See accompanying notes.

BREWDOG USA INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
Assets		
Cash and cash equivalents	$ 577,908	$ 138,797
Inventories	929,412	-
Prepaid expenses and other current assets	727,008	83,553
Total current assets	2,234,328	222,350
Property and equipment, net	30,782,725	20,113,943
Total non-current assets	30,782,725	20,113,943
Total assets	$ 33,017,053	$ 20,336,293
Liabilities and stockholders' equity		
Accruals and other current liabilities	$ 3,261,859	$ 470,456
Intercompany – BrewDog Plc	28,223,643	17,222,475
Total current liabilities	31,485,502	17,692,931
Deferred tax liability	1,457,246	-
Other non-current liabilities	192,168	-
Total non-current liabilities	1,649,414	-
Common stock, par value of $0.01; 10,000,000 shares authorized and 6,464,242 and 6,372,061 shares issued and outstanding at December 31, 2017 and 2016, respectively	64,642	63,721
Additional paid-in capital	7,954,365	3,719,956
Accumulated deficit	(8,136,870)	(1,140,315)
Total stockholders' equity (deficit)	(117,863)	2,643,362
Total liabilities and stockholders' equity (deficit)	$ 33,017,053	$ 20,336,293

See accompanying notes.

BREWDOG USA INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2016	6,315,789	$ 63,158	$ 1,686,843	$ (252,760)	$ 1,497,241
Stock issuance	56,272	563	2,672,357	-	2,672,920
Stock issuance costs	-	-	(639,244)	-	(639,244)
Net loss	-	-	-	(887,555)	(887,555)
Balance, December 31, 2016	6,372,061	63,721	3,719,956	(1,140,315)	2,643,362
Stock issuance	92,181	921	4,377,675	-	4,378,596
Stock issuance costs	-	-	(143,266)	-	(143,266)
Net loss	-	-	-	(6,996,555)	(6,996,555)
Balance, December 31, 2017	6,464,242	$ 64,642	$ 7,954,365	$ (8,136,870)	$ (117,863)

See accompanying notes.

BREWDOG USA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		December 31, 2017		December 31, 2016
Cash flows from operating activities				
Net loss	$	(6,996,555)	$	(887,555)
Adjustment to reconcile net loss to net cash used by operating activities:				
Depreciation expense		1,141,217		8,798
Deferred tax expense		1,457,246		-
Changes in operating assets and liabilities:				
Inventories		(929,412)		-
Prepaid expenses and other current assets		14,361		(18,931)
Accruals and other liabilities		2,983,571		20,459
Net cash used in operating activities		(2,329,572)		(877,229)
Cash flows from investing activities				
Capital expenditures		(12,467,815)		(18,194,030)
Net cash used in investing activities		(12,467,815)		(18,194,030)
Cash flows from financing activities				
Advances from BrewDog Plc		11,001,168		17,176,380
Issue of common stock		4,378,596		2,672,920
Costs of issue of common stock		(143,266)		(639,244)
Net cash provided by financing activities		15,236,498		19,210,056
Net increase in cash and cash equivalents		439,111		138,797
Cash and cash equivalents, beginning		138,797		-
Cash and cash equivalents, ending	$	577,908	$	138,797
Supplemental schedule of non-cash investing and financing activities				
Purchase of property and equipment in accruals and other current liabilities	$	1,804,191	$	353,402
Sale of Franklinton property by issuing note receivable	$	657,816	$	-

See accompanying notes.

BREWDOG USA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Description of Business
BrewDog USA Inc. ("BrewDog" or in the first person notations of "we," "us," and "our") was formed on April 22, 2015, as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries, BrewDog Columbus LLC, BrewDog Brewing Company LLC, BrewDog Brewing Company Franklinton LLC, BrewDog Dogtap LLC, BrewDog Doghouse LLC and BrewDog Short North LLC, have completed the headquarters, brewery and pub in Columbus, Ohio. The Taproom opened in February 2017, and the brewery opened in July 2017.
BrewDog's mission is to make other people as passionate about great craft beer as we are. BrewDog has three main prospective focuses:

- To make the best beers we possibly can;
- To be the best company to work for that we can be; and
- To provide mind blowingly epic service to all our amazing customers.

BrewDog's activities are subject to significant risks and uncertainties, including failing to secure additional funding. In 2016, BrewDog issued common shares to the public in Regulation A offering (the "Offering"). A maximum of $50 million may be issued under the Offering. As of December 31, 2016, the Company has issued 56,272 shares. During the year to December 31, 2017, the Company issued a further 92,181 shares. The purchase price for all shares was $47.50 per share.

Note 2 — Significant Accounting Policies
Presentation — The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated. As of December 31, 2017, BrewDog Plc uses a centralized approach to treasury services to perform cash management for the operations of its affiliates including BrewDog. As a result, BrewDog Plc funds BrewDog's operating and investing activities, as needed, and any cash generated by BrewDog is transferred to BrewDog Plc. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from April 30, 2018.
Accounting estimates — The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could significantly differ from those estimates.

Fair value measurement — We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity specific measurement. The fair value of certain assets and liabilities approximates carrying value because of the short-term nature of the accounts, including other current assets and accounts payable.

Stock split — On February 29, 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share. At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

Revenue — Revenue consists of sales of our beer to distributors and through self-distribution and sales of beer, wine, food and merchandise at our bar. We recognize revenue on product sales to distributors or through self-distribution at the time when the product is shipped and the following conditions exist: persuasive evidence of an arrangement exists, title has passed to the customer according to the shipping terms, the price is fixed and determinable, and collection of the sales proceeds is reasonably assured. If the conditions for revenue recognition are not met, we defer the revenue until all conditions are met. Our sales of beer, wine, food and merchandise at our bar is recognized on the date of sale.

Cost of revenue — Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing materials, such as hops and malts, packaging materials, including glass bottles and cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Operating expenses — Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

Foreign currency — The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollar at the rates of exchange prevailing at the balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction with foreign currency transaction gains and losses recorded in the consolidated statement of comprehensive loss

Income taxes — Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

Income taxes - On December 22, 2017, the President signed into legislation The Tax Cuts and Jobs Act (the Act). The Act changes existing U.S. tax law and includes numerous provisions that will affect our business, including our income tax accounting, disclosure and tax compliance. We believe the most impactful changes within the Act to BrewDog are those that will reduce the U.S. corporate tax rates, business-related exclusions and deductions and credits. Accounting Standards Codification 740, "Income Taxes" (Topic 740), requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, as of the date of enactment, and during the twelve months ended December 31, 2017, we have remeasured all deferred tax assets and liabilities at the newly enacted Corporate U.S. income tax rate. This amount has subsequently been offset by a valuation allowance. The mandatory repatriation ("toll charge") is not applicable to the BrewDog as BrewDog does not have ownership in foreign subsidiaries, and therefore does not have foreign earnings and profits to be repatriated to the US.

Accounts receivable — Accounts receivable are included in the prepaid expense and other current asset in the consolidated balance sheet. We derive the majority of our revenues from sales of our products to a distributor and direct to the public. We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a customer, when we believe the required payment of specific amounts owed to us is unlikely to occur. At December 31, 2017 and 2016, we had no allowances for doubtful accounts.

Incentives and other reductions — In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements it intends to exercise on certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to comply with the conditions attached to the incentives. At the time, the incentives will be recognized either in the consolidated statement of comprehensive loss for incentives related to income or the consolidated balance sheet for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

Cash and cash equivalents — BrewDog considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets — Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for software, furniture, service contracts requiring up-front payments.

Inventories — Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malt, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or realisable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labour and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods includes retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording provisions for excess or expired inventory in the future.

Property and equipment — Tangible fixed assets other than land are stated at cost or valuation less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset over its expected useful life, as follows:

1. Land	Not depreciated
2. Assets under construction	Not depreciated
3. Computer equipment	2 - 3 years of life on Straight Line
4. Motor vehicles	25% on declining balance
5. Fixtures and fittings	10 - 25% on declining balance and 4 years of life on Straight Line
6. Property and equipment	10 - 25% on declining balance and 2 -4 years of life on Straight Line
7. Buildings	4 - 50 years of life on Straight Line

Certain brewing equipment, included within property and equipment, is depreciated at 10% on reducing balance method and has been allocated a residual value, dependent on the tank's use.

BrewDog capitalized interest of $122,177 in 2017 ($105,044 in 2016) relating to the construction of the headquarters, brewery and bar in Columbus, Ohio.
Depreciation expense was $1,141,217 in 2017 ($8,798 in 2016).
Deferred revenue - Proceeds from non-equity crowdfunding is recorded as deferred revenue and recognized in the income statement once the related products have been delivered.
Subsequent events —The Company has received approximately $3,300,000 from the parent, BrewDog Plc, subsequent to the year end, through April 25, 2018.

Note 3 — New Accounting Pronouncements

Revenue from Contract with Customers – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. This update requires companies to recognize revenue at amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services at the time of transfer. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. Such estimates may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Companies can either apply a full retrospective adoption or a modified retrospective adoption. BrewDog is required to adopt the new requirements in the first quarter of 2018. BrewDog is completing its evaluation of the new requirements on the consolidated financial statements. BrewDog currently does not believe the impact will be significant.

Lease Accounting — In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Topic 842 supersedes the previous leases standard, ASC 840, Leases. This guidance is effective for reporting periods beginning after December 15, 2018; however, early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. BrewDog is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements

BREWDOG USA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—continued

Note 4 — Property and Equipment

Property and equipment consist of the following:

	2017	2016
Land	$ 1,118,148	$ 1,118,148
Asset under construction	356,757	18,958,060
Computer equipment	32,776	6,163
Motor vehicles	57,290	40,636
Fixture and fittings	799,882	-
Property and equipment	17,553,753	-
Buildings	12,014,400	-
Property and equipment	31,933,006	20,123,007
Accumulated depreciation	(1,150,281)	(9,064)
Property and equipment, net	$ 30,782,725	$ 20,113,943

Note 5 — Inventories

Inventory consist of the following:

	2017	2016
Raw materials	$ 356,286	$ -
Work in progress	184,718	-
Finished goods	388,408	-
Total inventories	$ 929,412	$ -

Note 6 — Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	2017	2016
Accounts receivable	$ 2,257	$ -
Prepaid expenses	57,392	1,445
Receivable from related party (Franklinton)	664,292	-
Other	3,067	82,108
Total prepaid expenses and other current assets	$ 727,008	$ 83,553

Note 7 — Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	2017	2016
Trade payables	$ 468,179	$ -
Payables associated with property and equipment	1,804,191	353,402
Real estate taxes payable	38,196	50,553
Deferred revenue	292,396	-
Sales tax payable	36,474	-
Wages payable	55,537	-
Other accruals	566,886	66,501
Total accruals and other current liabilities	$ 3,261,859	$ 470,456

Note 8 — Income Taxes

Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

For the year ended December 31, 2017, BrewDog has recorded $1,457,246 income tax expense as a result of current year losses and valuation allowance against deferred tax assets. The effective tax rate is reconciled with the U.S. federal statutory rate for the year-ended December 31, 2017 and December 31, 2016:

	2017	2016
Federal statutory income tax rate	34.0%	34.0%
City income tax rate	2.0%	–
Change as a result of the Act	(15.3%)	–
Other	(0.4%)	–
Change in valuation allowance	(46.6%)	(34.0%)
Effective tax rate	(26.3%)	–%

The tax effects of temporary differences and tax loss carry forwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2017 and 2016, are comprised of the following:

Deferred tax assets:	2017	2016
Capitalized start-up costs	$ 278,658	$337,484
Deferred revenue	65,593	–
Accrued interest	67,150	–
Accrued management fee	99,352	–
Net operating loss	3,642,587	–
Other costs	34,025	35,715
Total deferred tax assets	4,187,365	373,199
Valuation allowance	(2,956,399)	(373,199)
Deferred tax assets, net of allowances	1,230,966	–
Deferred tax liabilities:		
Property and equipment	(2,688,212)	–
Total deferred tax liabilities	(2,688,212)	–
Net deferred tax liability	$ (1,457,246)	$ –

As of December 31, 2017, BrewDog has federal and city operating loss carry forwards of $16,131,919 and $16,131,919, respectively. The federal and city operating loss carry forwards expire between 2022 and 2037.
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Scheduling reversal of timing differences indicated that deferred tax liabilities may not reverse in sufficient time to allow the Company to utilize all net operating losses before expiration. As a result, a valuation allowance has been recorded in excess of the net deferred tax liability. BrewDog has provided a valuation allowance of $2,956,399 and $373,199 of the deferred tax assets at December 31, 2017 and 2016, respectively.
BrewDog has not completed its determination of the accounting implications of the Act on its tax accruals. However, BrewDog has reasonably estimated the effects of the Act to have $0 impact to income tax expense. As BrewDog completes its analysis of the Act, collects and prepares necessary data, and interprets any additional guidance issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies, BrewDog may make

adjustments to the provisional amounts. Those adjustments may materially impact BrewDog's provision for income taxes in the period in which the adjustments are made.

Note 9 — Commitments and Contingencies

Capital commitments

In connection with the construction of property and equipment at December 31, 2017, BrewDog has approximately $7,195,191 ($7,300,000 at December 31, 2016) of remaining capital commitments to be incurred primarily in 2018 associated with the construction of the hotel and new bars.

Operating Leases

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses.

Rent expense for operating leases is recognized on a straight-line basis. Rent expense of $88,052 and $14,750 was recognized for all operating leases during the year ended December 31, 2017 and 2016 respectively.

The following is a schedule of future minimum rental payments required under the operating lease agreements as of December 31, 2017 (in thousands):

2018	204
2019	210
2020	210
2021	210
2022	210
2023	15
	$ 1,050

Note 10 — Operating Segments

BrewDog operates in a single operating segment.

Note 11 — Related Party Transactions

Our operations are funded by BrewDog plc as an intercompany balance repayable on demand. Total funding provided during 2017 amounted to $11,001,168 ($17,176,380 in 2016).

The payable of $28,223,643 to BrewDog PLC included in the consolidated balance sheet is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement and interest is charged at applicable federal rates on the account balance. Total interest charged during the year ended December 31, 2017 amounted to $297,384 ($105,044 in 2016). The balance is primarily the result of the establishment of BrewDog operations in the United States and BrewDog being part of BrewDog's participation in BrewDog Plc's cash management program, wherein all of BrewDog's cash receipts are remitted to BrewDog Plc and all cash disbursements are funded by BrewDog Plc. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, Executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc during the period from January 1, 2017 to December 31, 2017, was an annual charge of $260,000. The amount included in the consolidated statement of comprehensive loss by BrewDog for the year-ended December 31, 2017, is $260,000 ($180,000 in 2016).

In December 2017, BrewDog sold its interest in BrewDog Franklinton LLC to Ten Tonne Mouse Inc, both companies have Mr. James Watt as a director. There was no gain or loss recorded on the transaction for book or tax purposes. The sales price was $657,816, which was not paid as of December 31, 2017. In conjunction with the sale, the Company entered into an interest-free note that is payable on demand and is included in prepaids and other current assets. The note was paid in full in January 2018.

Acknowledgement of Independent Registered Public Accounting Firm

We agree to the inclusion in this Form 1-K of our report dated April 27, 2018, with respect to the consolidated financial statements of BrewDog USA Inc.

/s/ Ernst & Young LLP

Grandview Heights, Ohio

April 27, 2018

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